UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2013

Commission File 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

SIPCOT Industrial Complex

Madurai Bypass Road

T.V. Puram PO, Tuticorin,

Tamil Nadu 628 002, India

+91-22-0461 4242591

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signature
Exhibit Index
Ex-99.1 Notice dated January 29, 2013 of Sterlite Industries (India) Limited to its shareholders

Sterlite Industries (India) Limited

Other Events

On January 29, 2013, the Board of Directors (“the Board”) of Sterlite Industries (India) Limited (“the Company”) re-appointed Mr. Din Dayal Jalan as a Whole Time Director of the Company with effect from December 24, 2012 till September 30, 2014, on terms and conditions, including remuneration, as recommended by the Nominations, Governance and Remuneration Committee of the Board. This re-appointment will be subject to the approval of the shareholders of the Company at the next Annual General Meeting of the shareholders. A copy of the notice dated January 29, 2013 sent by the Company to its shareholders in this regard is attached as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Ex-99.1 Notice dated January 29, 2013 of Sterlite Industries (India) Limited to its shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2013

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Mahendra Singh Mehta
Name:	Mahendra Singh Mehta
Title:	Chief Executive Officer